Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME

The following unaudited pro forma condensed balance sheet and statement of income has been prepared to give effect to the acquisition by NICE of the following:

1.	Performix Holdings Inc. and subsidiaries and Performix Software Limited, (“Performix”)
2.	IEX Corporation (“IEX”)
3.	Actimize Ltd. (“Actimize”)

All of the above acquisitions (collectively: “the Acquired Companies”) were accounted for under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed balance sheet combines the historical balance sheet of NICE and the Acquired Companies. The unaudited pro forma condensed balance sheet as of June 30, 2007, gives effect to the acquisition of Actimize as if it had occurred on June 30, 2007 and combines the historical unaudited balance sheet of NICE as of that date and the unaudited balance sheet of Actimize as of that date. The balance sheets of the Performix and IEX have been included in the consolidated balance sheet of NICE as of June 30, 2007 since their acquisitions occurred prior to June 30, 2007.

The following unaudited pro forma condensed statements of income combine the historical statements of income of NICE and the Acquired Companies. The unaudited pro forma condensed statements of income for the year ended December 31, 2006, give effect to the acquisitions as if they had occurred on January 1, 2006 and combine the historical audited statements of income of NICE for such year, the unaudited statements of income of IEX for the six-month period ended June 30, 2006, the unaudited results of operations of Performix for four month and twenty-one days ended May 21, 2006 and the audited consolidated statements of operations of Actimize for the year ended December 31, 2006. The unaudited pro forma condensed statements of income for the six-month period ended June 30, 2007, give effect to the acquisitions as if they had occurred on January 1, 2006 and combine the historical unaudited statements of income of NICE for such period and the unaudited statements of income of Actimize for the six-month period ended June 30, 2007 (the results of the other Performix and IEX operations have been included in the consolidated financial statements of NICE since their respective acquisition dates).

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of NICE, for the year ended December 31, 2006, as presented in NICE’s Annual Report on Form 20-F, which is incorporated by reference herein and the historical financial statements of the Acquired Companies included elsewhere herein.

Unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the balance sheets and the results of operations that would have actually been reported had the acquisitions occurred at the beginning of the periods presented, nor is it indicative of future balance sheet and results of operations. These unaudited pro forma condensed balance sheet and statements of income are based upon the respective historical financial statements of NICE and the Acquired Companies and do not incorporate, nor do they assume, any benefits from cost savings or synergies of the company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that NICE believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed balance sheet and statements of income.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

U.S. dollars in thousands

	As of June 30, 2007	As of June 30, 2007			As of June 30, 2007
	NICE	Actimize	Pro forma adjustments	Note	Pro forma combined
CURRENT ASSETS:
Cash and cash equivalents	$76,971	$5,393	$(62,364)	(2a)	$20,000
Short-term investments	100,117	6,833	(41,936)	(2a)	65,014
Trade receivables	87,922	6,346	—		94,268
Other receivables and prepaid expenses	16,569	1,829	—		18,398
Inventories	13,580	—	—		13,580
Deferred tax assets	12,963	—	—		12,963

Total current assets	308,122	20,401	(104,300)		224,223

LONG-TERM ASSETS:
Marketable securities	179,268	—	—		179,268
Other long-term assets	12,960	649	—		13,609
Deferred Tax Assets	4,276	—	—		4,276
Property and equipment, net	15,750	565	—		16,315
Other intangible assets, net	102,450	—	61,230	(2b)	163,680
Goodwill	221,590	—	221,466	(2b)	443,056

Total long-term assets	536,294	1,214	282,696		820,204

Total assets	$844,416	$21,615	$178,396		$1,044,427

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	As of June 30, 2007	As of June 30, 2007			As of June 30, 2007
	NICE	Actimize	Pro forma adjustments	Note	Pro forma combined
CURRENT LIABILITIES:
Short-term bank loan	$—	$—	$120,000	(2a)	$120,000
Trade payables	19,907	830	—		20,737
Accrued expenses and other liabilities	164,753	11,037	(2,329)	(2c)	173,461

Total current liabilities	184,660	11,867	117,671		314,198

LONG-TERM LIABILITIES:
Deferred tax liabilities	30,497	—	11,953	(2d)	42,450
Other long-term liabilities	13,571	400	—		13,971
Restricted shares	—	605	—		605

Total long-term liabilities	44,068	1,005	11,953		57,026

SHAREHOLDERS’ EQUITY:	615,688	8,743	48,772	(2e)	673,203

Total liabilities and shareholders’ equity	$844,416	$21,615	$178,396		$1,044,427

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30, 2007	Six months ended June 30, 2007				Six months ended June 30, 2007
	NICE	Actimize	Pro forma adjustments	Note		Pro forma combined

Revenues	$242,133	$18,848	$—			$260,981
Cost of revenues	97,470	6,961	2,556	(3a	)	106,987

Gross profit	144,663	11,887	(2,556)			153,994

Operating expenses:
Research and development, net	26,699	2,865	—			29,564
Selling, general and administrative	95,881	8,072	—			103,953
Amortization of acquired intangible assets	3,692	—	1,050	(3b	)	4,742

Total operating expenses	126,272	10,937	1,050			138,259

Operating income	18,391	950	(3,606)			15,735
Financial income, net	6,686	238	(6,050)	(3c	)	874
Other income, net	56	—	—			56

Income before taxes on income	25,133	1,188	(9,656)			16,665
Taxes on income	5,236	—	(2,421)	(3d	)	2,815

Net income	$19,897	$1,188	$(7,235)			$13,850

Net earnings per share:

Basic	$0.39			(3e	)	$0.26

Diluted	$0.37			(3f	)	$0.25

Denominator for basic earnings per share (in thousands)	51,668		1,502	(3e	)	53,170

Denominator for diluted earnings per share (in thousands)	53,802		1,859	(3f	)	55,661

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31, 2006	Four months and twenty- one days ended May 21, 2006	Six months ended June 30, 2006	Year ended December 31, 2006				Year ended December 31, 2006
	NICE	Performix	IEX	Actimize	Pro forma adjustments	Note		Pro forma combined

Revenues	$409,644	$2,158	$36,113	$26,473	$—			$474,388
Cost of revenues	174,214	1,640	6,867	8,861	8,024	(3a	)	199,606

Gross profit	235,430	518	29,246	17,612	(8,024)			274,782

Operating expenses:
Research and development, net	44,880	825	3,407	4,024	—			53,136
Selling, general and administrative	155,653	2,484	6,177	12,349	—			176,663
In-Process Research and Development	12,882	—	—	—	—			12,882
Amortization of acquired intangible assets	4,918	—	—	—	4,544	(3b	)	9,462

Total operating expenses	218,333	3,309	9,584	16,373	4,544			252,143

Operating income (loss)	17,097	(2,791)	19,662	1,239	(12,568)			22,639
Financial income (expenses), net	13,272	—	(13)	558	(16,199)	(3c	)	(2,382)
Other income, net	623	—	—	—	—			623

Income (loss) before taxes on income	30,992	(2,791)	19,649	1,797	(28,767)			20,880
Taxes on income	8,591	—	7,074	—	(8,240)	(3d	)	7,425

Net income (loss)	$22,401	$(2,791)	$12,575	$1,797	$(20,527)			$13,455

Net earnings per share:

Basic	$0.45					(3e	)	$0.26

Diluted	$0.42					(3f	)	$0.25

Denominator for basic earnings per share (in thousands)	49,572				1,502	(3e	)	51,074

Denominator for diluted earnings per share (in thousands)	53,002				1,714	(3f	)	54,716

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

NOTE 1— GENERAL — ACQUISITIONS:—

a.	Acquisition of Performix:

On May 22, 2006, the Company consummated an agreement to acquire all of the outstanding shares of Performix Software Limited and to acquire the assets and assume certain liabilities of Performix Holdings Inc. and its subsidiaries (collectively “Performix”). Under the agreement, the Company acquired Performix for a total purchase price of $ 13,910 in cash (including acquisition costs). The purchase price may increase by up to an additional $ 3,150 based on certain performance criteria for the twelve month period ending July 1, 2007.

Performix was among the first to recognize the potential in the area of contact center performance management (CCPM), an emerging trend in the contact center market. The acquisition of Performix extends NICE’s solutions portfolio for the contact center market.

The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share vertically, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Performix. The results of Performix’s operations have been included in the consolidated financial statements since May 22, 2006 (“the closing date”).

Should any contingent payment be made under the agreement in the future, the additional consideration, when determinable, will increase the purchase price and accordingly additional goodwill will be recorded.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$22
Trade receivables	724
Other receivables and prepaid expenses	325
Property and equipment	360
Trade name	580
Core technology	5,790
Customer relationships and distribution network	1,690
Goodwill	8,292

Total assets acquired	17,783

Trade payables	(1,328)
Accrued expenses and other liabilities	(2,521)
Long-term deferred tax liability	(24)

Total liabilities assumed	(3,873)

Net assets acquired	$13,910

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

NOTE 1— GENERAL — ACQUISITIONS: (Cont.)

Trade name, core technology, customer relationships and distribution network in the amount of $ 8,060 are amortized using the straight-line method at an annual weighted average rate of 26%.

b.	Acquisition of IEX:

On July 7, 2006, the Company consummated an agreement to acquire all of the outstanding shares of IEX Corporation (“IEX”), a worldwide provider of contact center workforce management solutions. Under the agreement, the Company acquired the shares of IEX, a wholly owned subsidiary of Tekelec, for approximately $ 204,900 in cash (including acquisition costs).

The acquisition of IEX allows NICE to offer its customers and partners a more extensive product portfolio in the industries in which NICE operates. IEX is a leading vendor in workforce management, strategic planning and performance management solutions for the contact center market. IEX provides a high-end centralized solution that compiles data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling.

By purchasing IEX, the Company strategically expanded its market share both in geographical and vertical markets. The factors that contributed to the purchase price that resulted in recognition of goodwill included synergies, the benefits of increased market share, strategic positioning value and time-to-market benefits.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of IEX. The results of the IEX operations have been included in the consolidated financial statements since July 7, 2006 (“the closing date”).

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

NOTE 1— GENERAL — ACQUISITIONS: (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Cash	$67
Trade receivables	7,215
Other receivables and prepaid expenses	346
Inventories	1,016
Short-term deferred tax assets	9,007
Property and equipment	315
Trade name	4,090
Core technology	35,060
In-process research and development	12,670
Customer relationships	39,020
Goodwill	141,049

Total assets acquired	249,855

Trade payables	(292)
Accrued expenses and other liabilities	(12,838)
Short-term deferred tax liabilities	(2,916)
Long-term deferred tax liabilities	(28,909)

Total liabilities assumed	(44,955)

Net assets acquired	$204,900

The $ 12,670 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Trade name, core technology and customer relationships in the amount of $ 78,170 are amortized using the straight-line method at an annual weighted average rate of 12%.

c.	Acquisition of Actimize:

On August 30, 2007, the Company consummated an agreement to acquire all of the outstanding shares of Actimize Ltd (“Actimize”) for an aggregate consideration of $ 284,755 (including acquisition costs), including $ 224,300 in cash and 1,501,933 American Depositary Shares (“ADSs”) of NICE valued at $ 52,867. The shares were valued in accordance with Emerging Issue Task Force No. 99-12, using the average market price of NICE’s shares over the 2-day period before and after the announcement date. In addition, NICE issued 987,104 options and restricted shares to the holders of partially vested options and restricted shares of Actimize upon closing of the acquisition. The fair value of the vested portion of these options in the amount of $ 7,588 was added to the purchase price. Fair value of the unvested portion in the amount of $ 16,262 which is attributable to future services, will be recognized as compensation expense over the remaining requisite service period.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

NOTE 1— GENERAL — ACQUISITIONS: (Cont.)

Actimize is a leading provider of transactional risk management software for financial services industry. Actimize’s software solutions enable financial services institutions to manage the challenges of regulatory compliance, internal policy enforcement and preventing fraud and money laundering. With the acquisition of Actimize the Company strengthens position in the operational risk management software for financial services institutions.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Actimize. The results of the Actimize operations have been included in the consolidated financial statements since August 30, 2007 (“the closing date”).

On August 29, 2007 the Company obtained a short-term bank loan in the amount of $ 120,000 to finance some of the cash consideration in the acquisition. The loan is repayable in one installment on February 29, 2008. The loan bears interest payable monthly, at an annual rate of LIBOR plus a margin of 0.45%. The Company may voluntarily prepay all or part of the loan, with no penalty, in amounts of no less than $ 5,000, on any interest repayment date.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed:

Cash and cash equivalents	$5,393
Short-term investments	6,833
Trade receivables	6,346
Other receivables and prepaid expenses	1,829
Other long-term assets	649
Property and equipment	565
Other intangible assets	61,230
In-Process research and development	2,940
Goodwill	221,466

Total assets acquired	307,251

Trade payables	830
Accrued expenses and other liabilities	8,708
Long-term deferred tax liabilities	11,953
Other long-term liabilities	400
Restricted shares	605

Total liabilities assumed	22,496

Net assets acquired	$284,755

The $ 2,940 assigned to in-process research and development was written off at the acquisition date in accordance with FASB Interpretation (“FIN”) No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. The in-process research and development write off was not included in the proforma statements of income for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, since it is non-recurring charge.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

Trade name, core technology and customer relationships in the amount of $ 61,230 are amortized using the straight-line method at an annual weighted average rate of 12%.

NOTE 2 — PRO FORMA ADJUSTMENTS TO BALANCE SHEET:—

The pro forma condensed balance sheet as of June 30, 2007 includes the adjustments necessary to give effect to the acquisition of Actimize as if it had occurred on June 30, 2007. Adjustments included in the pro forma condensed balance sheet are summarized as follows:

a.

To reduce cash and cash equivalents and short-term investments in the amounts of $ 62,364 and $ 41,936, respectively, and to record short-term bank loan of $ 120,000, totaling altogether to the cash consideration in the acquisition (including acquisition costs) in the amount of $ 224,300.

b.	To record other intangible assets and goodwill acquired in the acquisition of Actimize.
c.	To record US GAAP fair value adjustments to deferred revenues and to record a tax provision.
d.

To record deferred tax liabilities in respect of differences between assigned values in the purchase price allocation and tax bases of assets acquired and liabilities assumed in the acquisition of Actimize, net of deferred tax assets in respect of carryforward losses prior to the acquisition.

e.

To record the issuance of 1,501,933 ordinary shares of NICE upon the acquisition, valued at $ 52,867 in accordance with EITF 99-12; to record the value of the vested portion of partially vested options and restricted shares issued by NICE to replace the partially vested options and restricted shares of Actimize in the amount of $ 7,588; to eliminate the equity of Actimize as of June 30, 2007 in the amount of $ 8,743; to reduce shareholders’ equity by $ 2,940 in respect of In Process research and development write-off.

NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND STATEMENTS OF INCOME
U.S. dollars in thousands

NOTE 3 — PRO FORMA ADJUSTMENTS TO STATEMENTS OF INCOME:—

The pro forma condensed statements of income for and the six-month period ended June 30, 2007 and for the year ended December 31, 2006 includes the adjustments necessary to give effect to the acquisitions as if it had occurred on January 1, 2007 and 2006, respectively. Adjustments included in the pro forma condensed statements of income are summarized as follows:

a.	To record amortization of core technology and backlog acquired in the acquisitions for the six-month period ended June 30, 2007 and for the year ended December 31, 2006.
b.	To record amortization of customer relationship, trademarks and distribution network acquired in the six-month period ended June 30, 2007 and for the year ended December 31, 2006.
c.

To reduce interest income as if the cash paid for the acquisitions and acquisition costs was paid on January 1, 2007 or 2006 for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, respectively, using interest rates of 3.37%-4.64% for cash paid from the Company’s resources, and approximately 6% for the cash paid from short-term bank loan in the amount of $ 120,000 obtained upon the acquisition of Actimize.

d.	Tax effect of a, b, and c.
e.

Denominator for basic earnings per share was calculated as if the 1,501,933 shares issued in the acquisition of Actimize were issued on January 1, 2007 or 2006 for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, respectively.

f.

Denominator for diluted earnings per share was calculated as if the vested portion of partially vested options and restricted shares issued by NICE to replace the partially vested options and restricted shares of Actimize were issued on January 1, 2007 or 2006 for the six-month period ended June 30, 2007 and for the year ended December 31, 2006, respectively.